                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                          InSight Health Services Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   45766Q 10 1
                                 (CUSIP Number)

                             ROBERT E. HEALING, ESQ.
                            GENERAL ELECTRIC COMPANY
                              3135 EASTON TURNPIKE
                          FAIRFIELD, CONNECTICUT 06431
                                 (203) 373-2243
     (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:

                            Linda L. Curtis, Esq.
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                      Los Angeles, California 90071-3197
                                 (213) 229-7000

                                  JUNE 25, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                         SCHEDULE 13D

CUSIP No. 45766Q 10 1                                                      Page 2 of ___ Pages
---------- ---------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                    General Electric Company
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS          (I.R.S. # 14-0689340)
---------- ---------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) / /
                                                                                         (b) / /
---------- ---------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*                                                       Not Applicable
---------- ---------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                                    / /
---------- ---------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                                         New York
---------- ---------------------------------------------------------------------------------------
  NUMBER OF SHARES     7          SOLE VOTING POWER                                           0
 BENEFICIALLY OWNED   ----------------------------------------------------------------------------
  BY EACH REPORTING    8          SHARED VOTING POWER
     PERSON WITH                  2,300,448 shares
                                  (See Item 5(a))
                      ----------------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER                                      0
                      ----------------------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                  2,300,448 shares
                                  (See Item 5(a))
---------- ---------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           2,300,448 shares
           (See Item 5(a))
---------- ---------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             / /
---------- ---------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.3% of Common Stock
           (See Item 5(a))
---------- ---------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*                                                          CO
---------- ---------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                  UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      This Amendment No. 2 amends a statement on Schedule 13D relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight"), filed with the Securities and Exchange Commission ("SEC") on July 12, 1997, as amended by Amendment No. 1 thereto on October 14, 1997. This Amendment No. 2 reports the transfer on June 25, 2001 of 10,948 shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), owned by General Electric Company, a New York corporation ("GE" or the "Reporting Person"), to GE Fund, a New York corporation (the "Fund"). Such transfer occurred pursuant to a donation letter, dated as of June 25, 2001, which is attached hereto as Exhibit
1. This Amendment No. 2 is also filed for the purpose of describing the Voting Agreement, dated as of June 29, 2001, between the Reporting Person, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), which is attached hereto as Exhibit 2.

ITEM 2 - IDENTITY AND BACKGROUND

      This statement is filed by GE. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

      For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

      During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, a director of GE, is an Italian citizen, Claudio X. Gonzalez, a director of GE, is a Mexican citizen, and Andrea Jung, a director of GE, is a Canadian citizen.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      In connection with a recapitalization consummated by InSight on October 14, 1997, GE acquired 27,953 shares of Series C Preferred Stock and warrants to purchase up to 250,000 shares of Common Stock at an exercise price of $10.00 per share (the "Initial Warrants"). InSight subsequently granted GE the following additional warrants (the "Additional Warrants" and, collectively with the Initial Warrants, the "Warrants"): (i) warrants to purchase up to 15,000 shares of Common Stock at an exercise price of $10.00 per share, and (ii) warrants to purchase up to 5,000 shares of Common Stock at an exercise price of $8.875 per share.

ITEM 4 - PURPOSE OF TRANSACTION

      Effective June 25, 2001, GE transferred 10,948 of the 27,953 shares of Series C Preferred Stock of InSight owned by it to the Fund as a charitable donation. GE has retained a beneficial interest in 2,300,448 shares of Common Stock of InSight, through its ownership of 17,005 shares of Series C Preferred Stock and the Warrants. GE has retained 17,005 shares of Series C Preferred Stock and the Warrants (including, to the extent applicable, its rights thereunder to acquire Common Stock of InSight) as an investment in the ordinary course of business, and not with the purpose of changing control of InSight. The donation letter is attached as Exhibit 1.

      On June 29, 2001, GE entered into a Voting Agreement. See Item 6 for a description of the Voting Agreement.

      GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items
(a) through (j) of the instructions to this Item 4 of Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

      (a) GE is the beneficial owner of 17,005 shares of Series C Preferred Stock, representing approximately 60.8% of the outstanding Series C Preferred Stock. The 17,005 shares of Series C Preferred Stock are convertible, at the current conversion price of $8.375 per share, into 2,030,448 shares of Common Stock, which number is subject to adjustment under various circumstances. Under certain conditions, these shares of Series C Preferred Stock are convertible into shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), which in turn are convertible into the same number (2,030,448) of shares of Common Stock. GE is also the beneficial owner of 270,000 shares of Common Stock, through its ownership of the Warrants. Such 2,300,448 shares of Common Stock would represent approximately 43.3% of the total number of shares of Common Stock of InSight that, as a result of the issuance of the foregoing shares, would be outstanding, based on 3,011,656 shares of Common Stock represented by InSight as outstanding as of June 29, 2001.

      (b) GE has shared voting and investment power with respect to the securities that are the subject of this Amendment No. 2, which power is shared pursuant to the Voting Agreement discussed in Item 6 below.

      (c) Effective June 25, 2001, GE transferred by donation 10,948 shares of Series C Preferred Stock of InSight to the Fund.

      (d) No other person is known to GE to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Amendment No. 2 to the Schedule 13D.

      (e)   Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On July 29, 2001, InSight, Parent and Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Acquisition with and into InSight, with InSight continuing as the surviving corporation, and that each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, will be converted into the right to receive $18.00 per share in cash.

      Simultaneously with the execution of the Merger Agreement, GE entered into a Voting Agreement with Parent and Acquisition. A copy of the Voting Agreement is attached as Exhibit 2.

      Under the terms of the Voting Agreement, GE agreed (i) to elect to convert all of the Series C Preferred Stock that it owns into 203,044.8 shares of Series D Preferred Stock pursuant to the terms thereof and prior to the record date for the meeting of stockholders of InSight called to vote upon the approval of the Merger and the adoption of the Merger Agreement, (ii) to consent to the cancellation of the Warrants for consideration in accordance with the Merger,
(iii) to vote in favor of the Merger and the adoption of the Merger Agreement, and (iv) to convert all of the aforementioned 203,044.8 shares of Series D Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger.

      GE has also agreed to grant an irrevocable proxy to Parent and to appoint Parent as its attorney-in-fact to vote its Series D Preferred Stock in favor of the Merger and the adoption of the Merger Agreement. In addition, GE agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the equity securities of InSight owned by it, (ii) enter into any voting arrangement or understanding other than the Voting Agreement, or (iii) take any action that could make any of its representations or warranties in the Voting Agreement untrue or incorrect or could have the effect of preventing or disabling GE from performing any of its obligations. Moreover, GE agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (as defined in the Merger Agreement). The Voting Agreement terminates upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

      The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS

      (1)   Donation Letter, dated as of June 25, 2001.

      (2)   Voting Agreement, dated as of June 29, 2001.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:      /s/ ELIZA FRASER, ESQ.
        -----------------------------

Name:   Eliza Fraser, Esq.

Title:  Associate Corporate Counsel

Dated:  July 5, 2001

                                   SCHEDULE 1

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
J.I. Cash, Jr.                      Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field Road                         School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         555 South Broadway
                                    Tarrytown, NY 10591

C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                     Kimberly-Clark de Mexico,
                                    Tercero Piso                                S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J.R. Immelt                         General Electric Company                    President
                                    3135 Easton Turnpike                        General Electric Company
                                    Fairfield, CT 06431

A. Jung                             Avon Products, Inc.                         President and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY 10105                          Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                    Chairman, President and Chief
                                    375 Park Avenue                             Executive Officer,
                                    New York, NY 10152                          Invemed Associates, Inc.

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
R.B. Lazarus                        Ogilvy & Mather Worldwide                   Chairman and Chief
                                    309 West 49th Street                        Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                      Chairman, President and Chief
                                    901 San Antonio Road                        Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus,
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

G.L. Rogers                         General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company

A.C. Sigler                         Champion International                      Retired Chairman of the
                                    Corporation                                 Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan & Co., Inc.                    Chairman of the Board,
                                    & Morgan Guaranty Trust Co.                 President, and Chief
                                    60 Wall Street                              Executive Officer,
                                    New York, NY 10260                          J.P. Morgan & Co.
                                                                                Incorporated and Morgan
                                                                                Guaranty Trust Company

J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                        and Chief Executive
                                    Fairfield, CT 06431                         Officer, General Electric
                                                                                Company

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
R.C. Wright                         National Broadcasting Company, Inc.         Vice Chairman of the Board and
                                    30 Rockefeller Plaza                        Executive Officer, General
                                    New York, NY  10112                         Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

                                             CITIZENSHIP
                                             -----------
                                    P. Fresco                 Italy
                                    C.X. Gonzalez             Mexico
                                    Andrea Jung               Canada
                                    All Others                U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board and
                                    3135 Easton Turnpike                        Chief Executive Officer
                                    Fairfield, CT 06431

J.R. Immelt                         General Electric Company                    President
                                    3135 Easton Turnpike                        General Electric Company
                                    Fairfield, CT 06431

P.D. Ameen                          General Electric Company                    Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

J.R. Bunt                           General Electric Company                    Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

D.C. Calhoun                        General Electric Company                    Senior Vice President -
                                    1 Neumann Way                               GE Aircraft Engines
                                    Cincinnati, OH  05215

J.P. Campbell                       General Electric Company                    Vice President -
                                    Appliance Park                              GE Appliances
                                    Louisville, KY 40225

W.J. Conaty                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Human Resources
                                    Fairfield, CT 06431

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

S.C. Donnelly                       General Electric Company                    Senior Vice President -
                                    P. O. Box 8                                 Corporate Research
                                    Schenectady, NY 12301                       and Development

M.J. Espe                           General Electric Company                    Senior Vice President -
                                    Nela Park                                   GE Lighting
                                    Cleveland, OH 44112

Y. Fujimori                         General Electric Company                    Senior Vice President -
                                    1 Plastics Avenue                           GE Plastics
                                    Pittsfield, MA 01201


                                   PRESENT                                      PRESENT
NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                               ----------------                             --------------------
B.W. Heineman, Jr.                 General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         General Counsel and Secretary
                                   Fairfield, CT 06431

J.M. Hogan                         General Electric Company                     Senior Vice President -
                                   P.O. Box 414                                 GE Medical Systems
                                   Milwaukee, WI 53201

J. Krenicki, Jr.                   General Electric Company                     Vice President -
                                   2901 East Lake Road                          GE Transportation Systems
                                   Erie, PA  16531

R.W. Nelson                        General Electric Company                     Vice President -
                                   3135 Easton Turnpike                         Corporate Financial Planning
                                   Fairfield, CT 06431                          and Analysis

G.M. Reiner                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Chief Information Officer
                                   Fairfield, CT 06431

J.G. Rice                          General Electric Company                     Senior Vice President -
                                   1 River Road                                 GE Power Systems
                                   Schenectady, NY 12345

G.L. Rogers                        General Electric Company                     Vice Chairman of the Board
                                   3135 Easton Turnpike                         and Executive Officer
                                   Fairfield, CT 06431

K.S. Sherin                        General Electric Company                     Senior Vice President - Finance
                                   3135 Easton Turnpike                         and Chief Financial Officer
                                   Fairfield, CT 06431

L.G. Trotter                       General Electric Company                     Senior Vice President -
                                   41 Woodford Avenue                           GE Industrial Systems
                                   Plainville, CT 06062

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
W.A. Woodburn                       General Electric Company                    Senior Vice President -
                                    41 Woodford Avenue                          GE Specialty Chemicals
                                    Plainville, CT 06062

R.C. Wright                         National Broadcasting Company, Inc.         Vice Chairman of the Board and
                                    30 Rockefeller Plaza                        Executive Officer, General
                                    New York, NY  10112                         Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

                      CITIZENSHIP OF ALL EXECUTIVE OFFICERS
                      -------------------------------------

                                     U.S.A.